October 23, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall, Assistant Director

Re:	Seventy Seven Energy Inc.
Registration Statement on Form S-4
Filed September 30, 2014
File No. 333-199035

Dear Mr. Schwall:

Seventy Seven Energy Inc. (the “Company” or “we”) is hereby responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 20, 2014, in connection with the above referenced Registration Statement on Form S-4 (the “Registration Statement”) of the Company. The Company has filed through EDGAR Amendment No. 1 (“Amendment No. 1”) to the Registration Statement and separately delivered to you courtesy copies of Amendment No. 1, each of which has been marked to show changes made to the Registration Statement.

The Staff’s numbered comments with respect to the Registration Statement have been reproduced below in bold text. The Company’s responses thereto are set forth immediately following the reproduced comment to which each response relates.

Registration Statement on Form S-4 Filed September 30, 2014

General

1.	We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Company Response: In response to the Staff’s comment, we have filed simultaneously herewith as correspondence in connection with the Registration Statement a supplemental letter stating that the Company is registering the exchange notes in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No–Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No–Action Letter (June 5, 1991) and Shearman & Sterling, SEC No–Action Letter (July 2, 1993). The supplemental letter includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Exhibit 5.1

2.	We note that the opinion filed as Exhibit 5.1 does not cover the laws of Oklahoma, and as a result does not consider the law of the jurisdiction under which the registrant is incorporated. We also

United States Securities and Exchange Commission

Seventy Seven Energy Inc.

October 23, 2014

note counsel’s assumptions regarding the registrant in clause (iii) in the fourth paragraph of the opinion. To the extent that counsel is relying on the opinion of Oklahoma counsel to provide the opinion that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the laws of Oklahoma, please obtain and file a revised opinion that discloses such information, and identifies local counsel. Please refer to Section II.B.1.e of Staff Legal Bulletin No. 19 (Legality and Tax Opinions in Registered Offerings). We also note that the opinion filed as Exhibit 5.1 assumes that the Outstanding Notes and the Exchange Offer will have been duly authorized by all necessary corporate action of the registrant, but the opinion filed as Exhibit 5.2 does not address such matters.

Company Response: In response to the Staff’s comment, we have filed as Exhibit 5.1 to the Registration Statement a revised opinion of Baker Botts L.L.P., New York counsel to the Company, and as Exhibit 5.2 to the Registration Statement a revised opinion of McAfee & Taft A Professional Corporation, Oklahoma counsel to the Company.

* * * * * * * *

Please contact Cary D. Baetz of the Company at (405) 935-7829 or Hillary H. Holmes of Baker Botts L.L.P. at (713) 229-1508 with any questions or if you require additional information.

Sincerely,

/s/ Cary D. Baetz
Cary D. Baetz
Chief Financial Officer and Treasurer

cc:	David Treadwell
Seventy Seven Energy Inc.

Hillary H. Holmes
Baker Botts L.L.P.